SembCorp Industries

02 AUG 27 AM 8: 16

Rule 12g3-2(b) File No. 825109

7 August 2002

02049505

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

Enclosure

dlw 8/27

9 Bishan Place #08-00 Junction 8 Singapore 579837
Tel: (65) 6356 3119 Fax: (65) 6352 2583 Website: http://www.sembcorp.com.sg

MASNET No. 18 OF 07.08.2002
Announcement No. 33

SEMBCORP INDUSTRIES LTD

Management Moves at SembCorp Engineers & Constructors - Resignation of Paul Chain, President & CEO

Mr Paul Chain, President & CEO of SembCorp Engineers and Constructors (SembE&C) - the engineering and construction Key Business of SembCorp Industries -- has submitted his resignation which was accepted today. He will leave the Group in November 2002 and SembCorp Industries has identified a successor who will be named shortly.

Mr Chain, who is leaving for personal reasons, joined the construction arm of STIC - Singapore Technologies Industrial Corporation - in 1984 as a Project Manager and was promoted to General Manager in 1992.

He helped turned STIC's construction company into one of Singapore's foremost turnkey builders with strong overseas operations, particularly in China.

Mr Wong Kok Siew, Deputy Chairman & CEO of SembCorp Industries, said, "As President & CEO of SembE&C, Paul shifted its business focus to higher-value civil engineering and infrastructure projects."

"He also saw the need to develop an upstream engineering design capability and led the acquisition of Simon-Carves (UK) which has made SembE&C internationally competitive in bidding for pharmaceutical, petrochemical and agrochemical projects."

"Paul is a thorough professional whom I have enjoyed working with for nearly 18 years. He has his plans and he leaves with best wishes from me and from all of us at SembCorp Industries."

Background on SembE&C

SembCorp Engineers and Constructors is one of the five Key Businesses of SembCorp Industries, the others being Utilities, Environmental Engineering, Logistics and Marine Engineering.

SembE&C presently has an orderbook of $2.1bn of which about 80 per cent are for projects in Singapore.

- END -

For media and investor queries, please contact:

Soh Kim Lian (Ms)
Assistant Vice President
Group Corporate Relations
SembCorp Industries
Tel: 63579 160
Fax: 63522 163
Email: soh.kimlian@sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 07/08/2002 to the SGX